UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (646) 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Appointment of an Officer

Effective January 9. 2026, Mr. Shahryar Oveissi was appointed to serve as the Chief Capital Markets Officer (CCMO) of High-Trend International Group (the “Company” or “Registrant”).

Mr. Oveissi has over two decades of experience in international project finance, private equity, venture capital, sustainability, and emerging-market development across Africa, Asia, the Middle East, and the United States. Since December 2025, Mr. Oveissi has served as Special Presidential Envoy to President Joseph Boakai of the Republic of Liberia, where he was appointed to lead fundraising initiatives for the Omega Market Project, a planned landmark market development aimed at empowering market women and strengthening local economic participation. Since July 2025, he has served as a General Partner at 108 BioCapital, an early-stage venture capital firm focused on life sciences and biotechnology investments. Since October 2024, he has also been a Partner of The Latitude Hotels Group, an African lifestyle hospitality platform operating in urban markets across the continent. From January 2023 to June 2025, he also served as Co-Founder and Managing Partner of Argali Climate Fund. Since June 2023, Mr. Oveissi has been a Co-Founder of BioSource Feeds, a sustainable agriculture company. Since July 2022, Mr. Oveissi has been the Co-Founder and Chief Carbon Officer of Argali Carbon Corporation, a U.S.-based corporation that focuses on developing carbon offset and climate-mitigation projects. Mr. Oveissi is also the Co-Founder and Managing Partner of OC Global Partners, LLC, an international consulting firm. Mr. Oveissi served as Head of the Diabetes Platform at Diomics Corporation from October 2020 to July 2022, and as an Operating Partner at Rose Capital from December 2019 to August 2020. Mr. Oveissi received his Bachelor of Science degree from the NYU Stern School of Business.

Issuance of Press Release

On January 12, 2026, the Company issued a press release announcing the appointment of Mr. Shahryar Oveissi. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit
99.1	Press Release dated January 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2026	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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